UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 20 )

Stryker Corporation
(Name of Issuer)

Common Stock, $.10 Par Value
(Title of Class of Securities)

863667 10 1
(CUSIP Number)

Check here if a fee is being paid with this statement.

1.	Name of Reporting Person S.S., or I.R.S. Identification of Above Person

Jon L. Stryker
###-##-####

2.	Check the Appropriate Box if a Member of a Group
N/A

3.	SEC Use Only
N/A

4.	Citizenship or Place of Organization
U.S.

5.	Sole Voting Power
4,821,445 Shares

6.	Shared Voting Power
45,700,200 Shares

7.	Sole Dispositive Power
4,821,445 Shares

8.	Shared Dispositive Power
45,700,200 Shares

9.	Aggregate Amount Beneficially Owned by Each Reporting Person
50,521,645 Shares

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares
N/A

11.	Percent of Class Represented by Amount in Row 9
25.8%

12.	Type of Reporting Person
IN

1.	Name of Reporting Person S.S., or I.R.S. Identification of Above Person

Patricia A. Short
###-##-####

2.	Check the Appropriate Box if a Member of a Group
N/A

3.	SEC Use Only
N/A

4.	Citizenship or Place of Organization
U.S.

5.	Sole Voting Power
3,635,920 Shares

6.	Shared Voting Power
45,700,200 Shares

7.	Sole Dispositive Power
3,635,920 Shares

8.	Shared Dispositive Power
45,700,200 Shares

9.	Aggregate Amount Beneficially Owned by Each Reporting Person
49,336,120 Shares

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares
N/A

11.	Percent of Class Represented by Amount in Row 9
25.2%

12.	Type of Reporting Person
IN

1.	Name of Reporting Person S.S., or I.R.S. Identification of Above Person

Ronda E. Stryker
###-##-####

2.	Check the Appropriate Box if a Member of a Group
N/A

3.	SEC Use Only
N/A

4.	Citizenship or Place of Organization
U.S.

5.	Sole Voting Power
4,508,440 Shares

6.	Shared Voting Power
45,700,200 Shares

7.	Sole Dispositive Power
4,508,440 Shares

8.	Shared Dispositive Power
45,700,200 Shares

9.	Aggregate Amount Beneficially Owned by Each Reporting Person
50,208,640 Shares

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares
N/A

11.	Percent of Class Represented by Amount in Row 9
25.6%

12.	Type of Reporting Person
IN

1.	Name of Reporting Person S.S., or I.R.S. Identification of Above Person

Gerald Thomas
###-##-####

2.	Check the Appropriate Box if a Member of a Group
N/A

3.	SEC Use Only
N/A

4.	Citizenship or Place of Organization
U.S.

5.	Sole Voting Power
1,234,512 Shares

6.	Shared Voting Power
45,700,200 Shares

7.	Sole Dispositive Power
1,234,512 Shares

8.	Shared Dispositive Power
45,700,200 Shares

9.	Aggregate Amount Beneficially Owned by Each Reporting Person
46,934,712 Shares

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares
N/A

11.	Percent of Class Represented by Amount in Row 9
24.0%

12.	Type of Reporting Person
IN

1.	Name of Reporting Person S.S., or I.R.S. Identification of Above Person

Elizabeth S. Upjohn-Mason
###-##-####

2.	Check the Appropriate Box if a Member of a Group
N/A

3.	SEC Use Only
N/A

4.	Citizenship or Place of Organization
U.S.

5.	Sole Voting Power
739,709 Shares

6.	Shared Voting Power
46,602,640 Shares

7.	Sole Dispositive Power
739,709 Shares

8.	Shared Dispositive Power
46,602,640 Shares

9.	Aggregate Amount Beneficially Owned by Each Reporting Person
47,342,349 Shares

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares
N/A

11.	Percent of Class Represented by Amount in Row 9
24.2%

12.	Type of Reporting Person
IN

Item 1.
(a)	Name of Issuer:
Stryker Corporation

(b)	Address of Issuer's Principal Executive Offices:
2725 Fairfield Road
Kalamazoo, MI 49002

Item 2.
(a)	Name of Persons Filing:
(b)	Addresses of Principal Business Office or, if none, Residence:
Patricia A. Short
901 Shore Pine Court
Ft. Collins, CO 80525

Jon L. Stryker
Greenleaf Asset Management
3505 Greenleaf Blvd.
Kalamazoo, MI 49008

Ronda E. Stryker
Greenleaf Asset Management
3505 Greenleaf Blvd.
Kalamazoo, MI 49008

Gerard Thomas
Miller, Canfield, Paddock & Stone
444 West Michigan Avenue
Kalamazoo, MI 49007

Elizabeth S. Upjohn-Mason
Upjohn National Leasing Company
3505 Greenleaf Blvd.
Kalamazoo, MI 49008

(c)	Citizenship: U.S.

(d)	Title of Class of Securities:
Common Stock, $.10 Par Value

(e)	CUSIP Number: 863667 10 1

Item 3.	If this statement is filed pursuant to Rule 13d-1, or 134-2(b), check whether the persons filing are:
N/A

Item 4.	Ownership
(a)	Amount Beneficially Owned:

At December 31, 2000 Jon L. Stryker, Patricia A. Short, Ronda E. Stryker, Gerard Thomas and Elizabeth Upjohn-Mason, as members of the Advisory Committee under the L. Lee Stryker Trust (the "Stryker Trust") executed September 10, 1974, beneficially owned 45,700,200 shares of Common Stock, $.10 par value (the "Common Stock"), of Stryker Corporation.

Name	Number of Shares
Jon L. Stryker	4,821,445
Patricia A. Short	3,635,920
Ronda E. Stryker	4,508,440
Gerard Thomas	1,234,512
Elizabeth S. Upjohn-Mason	1,642,149(1)

(b)	Percent of Class:
The shares of Common Stock described in response to Item 4(a) amounted to 31.4% of the outstanding shares of Common Stock on December 31, 2000.
(c)

The following table sets forth, for each of the persons named in response to Item 2(a), the number of shares of Common Stock as to which such person has (I) sole power to vote or to direct the vote, (ii) shared power to vote or to direct the vote, (iii) sole power to dispose or to direct the disposition of or (iv) shared power to dispose or to direct the disposition of.

	Power to Vote or to Direct the Vote		Power to Dispose or to Direct the Disposition of
	Sole	Shared	Sole	Shared
Name
Jon L. Stryker	4,821,445	45,700,200(2)	4,821,445	45,700,200(2)
Patricia A. Short	3,635,920	45,700,200(2)	3,635,920	45,700,200(2)
Ronda E. Stryker	4,508,440	45,700,200(2)	4,508,440	45,700,200(2)
Gerard Thomas	1,234,512	45,700,200(2)	1,234,512	45,700,200(2)
Elizabeth S. Upjohn-Mason	739,709	46,602,640(1,2)	739,709	46,602,640(1,2)

(1)	The reporting person is a member of a three-person advisory committee that has full voting and disposition power with respect to 902,440 shares of Common Stock held by three trusts.
(2)

Includes 45,700,200 shares of Common Stock owned by the Stryker Trust as to which such person, as a member of the Advisory Committee, may be deemed to share voting power and the power to direct the disposition.

Item 5.	Ownership of Five Percent or Less of a Class:
N/A
Item 6.	Ownership of More than Five Percent on Behalf of Another Person:
N/A
Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:
N/A
Item 8.	Identification and Classification of Members of the Group:
N/A
Item 9.	Notice of Dissolution of Group:
N/A
Item 10.	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I verify that the information set forth in this statement is true, complete and correct.

Date:	February 7, 2001	/S/ JON L. STRYKER
Jon L. Stryker

Date:
February 7, 2001
/S/ PATRICIA A. SHORT
Patricia A. Short

Date:
February 6, 2001
/S/ RONDA E. STRYKER
Ronda E. Stryker

Date:	January 30, 2001	/S/ GERARD THOMAS
Gerard Thomas

Date:	February 9, 2001	/S/ ELIZABETH S. UPJOHN-MASON
Elizabeth S. Upjohn-Mason